LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E MAIL
(202) 274-2009	MLevy@LuseLaw.com

October 18, 2007

VIA EDGAR

Ms. Julia E. Griffith

Special Counsel

Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Mail Stop 4563

Washington, D.C. 20549

Re:

Sun American Bancorp, Schedule TO-I, filed September 25, 2007

File No. 005-54441, Response to Comment Letter Dated October 15, 2007

Dear Ms. Griffith:

On behalf of Sun American Bancorp, a Delaware corporation (the “Company”), the following are responses to the Securities and Exchange Commission comment letter dated October 15, 2007 on the above referenced filing. For ease of reference the comments have been reproduced below.

Schedule TO - General

1.

While you have checked the box on the cover of the Schedule TO indicating that the filing is subject to Rule 13e-3 as to the Series D Warrants, you have not filed a Schedule 13E-3 nor have you jointly “tagged” the Schedule TO as a Schedule 13E-3. Please do so when you file amended materials.

The amended materials have been jointly “tagged” as requested.

2.

We do not see a summary advertisement filed as a exhibit to the Schedule TO. Please tell us whether you have published a summary advertisement, and file it as an exhibit to the Schedule TO. See Item 1016(a) of Regulation M-A.

No summary advertisement was published.

Ms. Julia E. Griffith

Securities and Exchange Commission

October 18, 2007

Offer to Purchase

Summary

3.

Please disclose how Sun American will account for the tender offers. See Item 1004(a)(1)(xi) of Regulation M-A.

Disclosure of the accounting treatment has been added at page 4 and 23 of the Offer to Purchase.

Has Sun American or its board of directors adopted a position on the tender offers?, page 8

4.

Given the title of this subsection, it should note that the board of directors has determined that the offers are fair and in the best interests of each class of warrantholders. Please revise. Include a cross-reference to the section later in the offer to purchase where you discuss the reasons for the board’s fairness determinations.

Pursuant to discussions with the staff, no additional disclosure has been added at page 8; however, page 17 has been revised to reflect that although the Board of Directors approved the tender offers, it is not making specific recommendations to any of the warrant holders as to the tendering of warrants.

Forward Looking Statements, page 11

5.

Your Offer to Purchase refers to the Private Securities Litigation Reform Act of 1995. The Act does not apply to statements made in connection with a tender offer. See Sec. 21E(b)(2)(C) of the Securities Exchange Act of 1934, or with a going private transaction. See Sec. 21E(b)(1)(E) of the Securities Exchange Act of 1934. Revise your schedule TO to clearly acknowledge this, and do not refer to the Private Securities Litigation Reform Act of 1995 in future tender offer materials unless you include an express statement that the Act’s safe harbor provisions for forward-looking statement do not apply.

The references to the Private Securities Litigation Reform Act of 1995 have been deleted from the revised Offer to Purchase.

Fairness of the Tender Offers, page 16

6.

We note that you have performed a Black Scholes analysis in lieu of a net book value analysis. Please disclose briefly the reasons for omitting the net

Ms. Julia E. Griffith

Securities and Exchange Commission

October 18, 2007

book value factor, which is required by Instruction 2 to Item 1014 of Regulation M-A.

Disclosure has been added at page 18 of the Offer to Purchase indicating that a net book value analysis was not a meaningful method to value the warrants.

7.

The factors that you list at the bottom of page 18 in support of the board’s finding of fairness do not appear to support that finding. For example, the fact that all warrant holders are receiving the same consideration does not equate with the consideration being fair. Nor does full disclosure and adequate time to consider the offer imply that the offer is necessarily fair. If these are the only factors the board considered, then state that in the document. If the board considered other factors, please revise to include them.

The disclosure on page 18 has been revised to classify that the items listed were additional consideration to those factors described on pages 16-17.

8.

See our last comment above. Rather than simply listing the factors the board of directors considered in reaching its fairness determination, describe how the board analyzed each factor to arrive at its conclusion. Your expanded discussion should address both those factors weighing in favor of fairness, as well as those weighing against. In general, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are relevant to the fair value of the applicable securities. To the extent that the board did not consider one or more of these factors in its analysis, this fact (and why) should be discussed and explained. Please revise.

The disclosure in “Fairness of the Tender Offers” on page 16 has been revised to disclose the Board of Directors’ specific rationale for each of the factors it considered in authorizing the tender offers.

9.

Explain in greater detail how the board of directors calculated the current fair market value for each class of warrants subject to the tender offers listed on page 18. We note for example, that the value listed for the Series D Warrants that trade on the Nasdaq Global Market is not consistent with the recent $.40 trading value for those securities. Your revised discussion must specifically address how the board considered this factor in reaching its fairness determination. See our comment below regarding the need to described the analyses performed by Keefe, Bruyette & Woods, Inc. in connection with this transaction.

Ms. Julia E. Griffith

Securities and Exchange Commission

October 18, 2007

The disclosure on page 18 has been revised to reiterate that the estimated fair value for each set of warrants is based solely on a Black-Scholes valuation method, to disclose why a book value analysis was not a meaningful method to value the warrants and to disclose the current market price of the Series D warrants.

10.

Under “Other Factors” on page 19, you state that the discussion of the reasons for the board’s fairness determination “is not intended to be exhaustive.” However, you are required to describe all material factors the board considered and how it analyzed them. Please revise.

The “Fairness of the Tender Offers-Other Factors” disclosure on page 20 has been modified in response to this comment.

11.

At the bottom of page 19, you refer several times to “possible future tender offers.” Are you referring to the possibility that Sun American may make additional offers for these securities? Please discuss its plans in this regard. The disclosure in the next section on page 20 is so vague as to provide little meaningful information about the Company’s plans concerning additional tender offers.

The disclosure has been modified to clarify that the Company has no current intent to conduct additional tender offers.

12.

There appears to be a typographical error in the bold faced paragraph in the middle of page 19. Did you mean to indicate that the board concluded that the offer was fair to the unaffiliated warrant holders rather than the unaffiliated stockholders? Please advise or revise.

The bold faced language has been revised in response to this comment.

13.

Please revise to state whether the board considered any alternatives to the tender offer. If not, please state that in the offer to purchase. See Item 1013 of Regulation M-A and General Instruction E to Schedule 13E-3.

Disclosure has been added to the bold faced language at page 19 of the Offer to Purchase in response to this comment.

14.

We note the disclosure that the board engaged Keefe, Bruyette & Woods, Inc. to assist in determining the value of each series of warrants subject to the tender offers. Please provide the disclosure as to Keefe, Bruyette and the analyses it performed required by Item 1015 of Regulation M-A. This should include a detailed description of any reports, whether oral or written, provided to the board of Keefe, Bruyette and related to this transaction. Note

Ms. Julia E. Griffith

Securities and Exchange Commission

October 18, 2007

that any written materials, including “board books,” should be filed as an exhibit to the Schedule 13E-3/Schedule TO.

The “board books” are included as an exhibit to the Schedule 13E-3/Schedule TO. Other than reviewing the Company’s financial condition and results of operations for the last fiscal year and interim periods, the board books constitute the complete analyses considered by the board of directors. The analyses set forth in the board books is set forth at pages 17-19 of the Offer to Purchase.

Price Range of Shares and Warrants, page 37

15.

We understand that only the Series D Warrants trade publicly. However, do you have any information about recent trading prices for the other series of warrants subject to the tender offer in privately-negotiated transactions? Where can warrantholders obtain such information? Please revise to disclose.

The Company is not aware of any transactions involving any of the warrants other than the Series D warrants.

Source and amount of Funds, page 38

16.

Discuss how you will repay the funds borrowed to purchase tendered securities. See Item 1007 of Regulation M-A.

The Company has not, at this time, determined how it will repay funds used to purchase tendered warrants. Pursuant to Item 1007(d)(2) disclosure to this effect has been added at page 39 of the Offer to Purchase.

17.

Please file the credit agreement for the existing line of credit you will use to finance the transaction. See Item 1016(b) of Regulation M-A.

The credit agreements have been filed as exhibits to the revised Schedule TO.

Summary and Pro Forma Financial Data, page 41

18.

Provide the ratio of earnings to fixed charges data required by Item 1010(c)(4) of Regulation M-A.

We respectfully request that the staff reconsider this comment. The Company has no debt instruments or preferred stock outstanding that would require a ratio of earnings to fixed charges presentation as required by Item 503(d) of Regulation S-K.

Ms. Julia E. Griffith

Securities and Exchange Commission

October 18, 2007

If you have any questions regarding this letter or the enclosed, please do not hesitate to contact me at (202) 274-2009 or Alan Schick at 202-274-2008.

Sincerely,

/s/ Marc P. Levy
Marc P. Levy

Enclosures

cc:

Michael Golden, Chairman and Chief Executive Officer

Robert Nichols, President and Chief Financial Officer

Alan Schick, Esq.